UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), in accordance with Article 157, paragraph 4 of Law No. 6,404/1976 and CVM Resolution No. 44/2021, and in continuity to the Material Facts disclosed on January 29, March 13, and May 16, 2025, as well as the Notice to Shareholders published on April 14, 2025, hereby informs its shareholders and the market in general that, on this date, the auction for the sale of 35,633,792 common shares was held. These shares were formed from the consolidation of share fractions resulting from the reverse stock split of all common shares issued by the Company, at a ratio of 40 (forty) shares to 1 (one) share, followed by a forward stock split, where 1 (one) consolidated share became equivalent to 80 (eighty) shares. This operation did not change the Company’s share capital, only the total number of shares, as approved by shareholders at the Extraordinary General Meeting held on March 13, 2025 (“Transaction”), and was conducted through Itaú Corretora de Valores S.A. on B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

The auction proceeds, totaling R$949,354,168.17 (nine hundred forty-nine million, three hundred fifty-four thousand, one hundred sixty-eight reais and seventeen cents), net of costs and fees, equivalent to R$ 26.64196300439 per common share, will be made available to the holders of the share fractions, in proportion to their holdings, by May 28, 2025, as follows:

(a) Shareholders with complete registration data: the amounts will be deposited into the checking account indicated in the respective shareholder’s registration;

(b) Shareholders with shares held in B3’s Central Depository: the amounts will be credited directly to the Central Depository, which will be responsible for transferring them to the respective shareholder through their custodian agent; and

(c) Other shareholders not identified or with incomplete registration data: the amounts will be held by the Company, within the legal timeframe, for collection by the respective holder upon submission of complete registration information.

Amounts allocated to investors (both residents and non-residents) may be subject to income tax on any capital gains, which will be taxed as “net gains” in accordance with current legislation. Therefore, shareholders and their advisors are responsible for determining the appropriate tax treatment.

São Paulo, May 19, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 19, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director